                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of November, 2000
                                         --------------


                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)


                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                 ----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F     X             Form 40-F
                           -------                      -------


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                 Yes                         No     X
                       -------                   -------


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:  PRESS RELEASE - AMVESCAP PLC ANNOUNCES
                                --------------------------------------
                                THAT IT HAS POSTED THE OFFER DOCUMENT IN
                                ----------------------------------------
                                RELATION TO THE RECOMMENDED CASH AND
                                ------------------------------------
                                SHARE OFFER
                                -----------

AMVESCAP PLC
984802
IMMEDIATE RELEASE  3 NOVEMBER 2000
PLEASE CONFIRM RELEASE
MICHAEL S PERMAN TEL: 020 7454 3942





                                  AMVESCAP PLC

                                 PRESS RELEASE

LONDON, NOVEMBER 3RD, 2000 - AMVESCAP PLC announces that it has posted the Offer document in relation to the recommended cash and share offer made on it's behalf by Schroder Salomon Smith Barney to acquire the whole of the issued share capital of Perpetual PLC.

Acceptances should be returned as soon as possible, and in any event, so as to be received by 3.00pm (London time) on 23rd November 2000, the first closing date of the Offer.

The Offer is not being made, directly or indirectly, in or into the United States, Canada, Australia or Japan and this document and the Form of Acceptance are not being , and must not be mailed, forwarded, transmitted or otherwise distributed or sent in or into the United States, Canada, Australia or Japan.

The AMVESCAP Shares to be issued pursuant to the offer ("the new AMVESCAP Shares") and the Loan Notes have not been, and will not be, registered under the Securities Act or any US state securities laws or any relevant securities laws of Canada. Further, no prospectus in relation to the AMVESCAP Shares and/or the Loan Notes has been, or will be, lodged with or registered by the Australian Securities Commission nor have any steps been taken to enable the AMVESCAP shares and/or the Loan Notes to be offered in Japan in compliance with applicable securities law of Japan. Accordingly the AMVESCAP Shares and the Loan Notes must not be offered, sold or delivered , directly or indirectly in or into the United States, Canada, Australia or Japan, or to or for the account or benefit of, US persons or to persons resident in Canada, Australia or Japan.

Enquiries to:-

AMVESCAP PLC  - Michael Perman - Company Secretary
                             Telephone: (44) (0) 207 454 3942

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 AMVESCAP PLC
                                        ------------------------------
                                                 (Registrant)

Date  3rd November, 2000                  By  /s/ MICHAEL S. PERMAN
      ------------------                     ---------------------------
                                                   (Signature)

                                             Michael S. Perman
                                             Company Secretary